Exhibit 99.1

                                [GRAPHIC OMITTED]
                             Fresenius Medical Care


Investor News                                   Fresenius Medical Care AG
                                                Investor Relations
                                                Else-Kroner-Str. 1
                                                D-61352 Bad Homburg

                                                Contact:

                                                Oliver Maier
                                                Phone:    + 49 6172 609 2601
                                                Fax:      + 49 6172 609 2301
                                                E-mail: ir-fms@fmc-ag.com

                                                North America:
                                                Heinz Schmidt
                                                Phone:    +  1 781 402 9000
                                                                 Ext.: 4518
                                                Fax:      +  1 781 402 9741
                                                E-mail: ir-fmcna@fmc-ag.com

                                                Internet: http://www.fmc-ag.com


                                                July 1, 2005


                    FRESENIUS MEDICAL CARE ANNOUNCES CHANGES
                           OF CORPORATE CREDIT RATING


Bad Homburg, Germany - Fresenius Medical Care AG ("the Company") (Frankfurt Stock Exchange: FME, FME3) (NYSE: FMS, FMS-p), the world's largest provider of Dialysis Products and Services, today reports that subject to the completion of the Renal Care Group acquisition Standard & Poor's and Moody's will change their corporate credit rating for the Company by one notch. Standard & Poor's plans to lower the corporate credit rating from "BB+" to "BB". The outlook will be negative. In anticipation of the Renal Care Group acquisition Moody's lowered the corporate credit rating from "Ba1" to "Ba2". The outlook is stable.

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Lawrence A. Rosen, Chief Financial Officer commented: "This change was expected and is a result of the additional leverage which Fresenius Medical Care will take on after the acquisition of Renal Care Group. The rating changes were anticipated in our $5.0 billion credit commitment that is currently in place to finance the acquisition. As the leader in the dialysis industry we are in a strong financial position with access to diverse funding sources. Our industry is characterized by stable cash flows and we have a proven ability to reduce debt significantly over time. Our position remains strong and we are very confident in meeting our financial targets."


                                       ***


Fresenius Medical Care AG is the world's largest, integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,300,000 individuals worldwide. Through its network of approximately 1,630 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides Dialysis Treatment to approximately 125,900 patients around the globe. Fresenius Medical Care is also the world's leading provider of Dialysis Products such as hemodialysis machines, dialyzers and related disposable products.

For more information about Fresenius Medical Care, visit the Company's website at www.fmc-ag.com.


This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG does not undertake any responsibility to update the forward-looking statements in this release.

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